EX 99.8(DDD)

DISTRIBUTION SUB-AGREEMENT

BLACKROCK VARIABLE SERIES FUNDS, INC. (the “Company”), on behalf of each of its series as may be amended from time to time (the “Portfolios”), and NATIONAL INTEGRITY LIFE INSURANCE COMPANY (the “Insurance Company”) mutually agree to the arrangements set forth in this Agreement (the “Agreement”) dated as of 4/29/2011.

WHEREAS, the Company is an open-end investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”); and

WHEREAS, the Insurance Company issues variable life insurance policies and/or variable annuity contracts (the “Contracts”); and

WHEREAS, amounts invested in the Contracts by Contract holders are deposited in separate accounts of the Insurance Company which in turn purchase Class III Shares of one or more of the Portfolios, each of which is an investment option offered by the Contracts; and

WHEREAS, the Insurance Company will provide certain services to the Contract holders; and

WHEREAS, the Insurance Company desires to be compensated for providing such services to the Contract holders.

NOW, THEREFORE, the parties agree as follows:

1. Services. The Insurance Company shall provide the services listed below in respect of the Class III Shares of the Portfolios held by the Insurance Company’s separate accounts. Such services include, but are not limited to, the following:

(a) printing and mailing of Company prospectuses, statements of additional information, any supplements thereto and shareholder reports for prospective Contract holders;

(b) services relating to the development, preparation, printing and mailing of Company advertisements, sales literature and other promotional materials describing and/or relating to the Portfolios to be used in connection with Contracts at Insurance Company’s discretion and including materials intended for use within the Insurance Company, or for broker-dealer only use or retail use;

(c) holding seminars and sales meetings at Insurance Company’s discretion designed to promote the distribution of the Class III Shares of the Portfolios;

(d) obtaining information and providing explanations to Contract holders regarding the investment objectives and policies and other information about the Company and the Portfolios, including at Insurance Company’s discretion the performance of the Portfolios;

(e) training sales personnel regarding the Company and the Portfolios;

(f) compensating sales personnel in connection with the allocation of cash values and premiums of the Contract holders to the Company;

(g)  providing personal services and/or maintenance of the accounts of Contract holders with respect to Class III Shares of the Portfolios attributable to such accounts;

2. Distribution Fee Payments. The Company agrees to pay, with respect to each Portfolio, to the Insurance Company at the end of each month an amount equal to 0.xx% of the average daily net asset value of the Class III Shares of such Portfolio held by the Insurance Company separate accounts during that month.

The Insurance Company shall provide BlackRock Investments, LLC  (the “Distributor”) such information as reasonably requested by the Distributor to enable the Distributor to comply with the reporting requirements of Rule 12b-1 under the Investment Company Act (“Rule 12b-1”) regarding the disbursement of the distribution fee during such period.

3. Termination. This Agreement may be terminated at any time with respect to a Portfolio, without the payment of any penalty, by vote of a majority of the members of the Board of Directors of the Company who are not “interested persons” of the Company, as defined in the Investment Company Act, and have no direct or indirect financial interest in the operation of the Company, the Plan or in any agreement  related to the Plan or a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Portfolio on not more that 60 days’ written notice to the Insurance Company.

4. Amendment. This Agreement may be amended only upon mutual agreement of the parties hereto in writing.

5. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered.

To the Company

BlackRock Variable Series Funds, Inc.	BlackRock, Inc.
Attention: Brian Schmidt	Attn: Robert Connolly General Counsel
55 East 52nd Street	40 East 52nd Street
New York, NY 10055	New York, NY 10022

To the Insurance Company:

Integrity Life Insurance Company
Attn: Kevin L. Howard
400 Broadway
Cincinnati, OH 45202

6. Miscellaneous.

(a) Assignment. This Agreement shall automatically terminate in the event of its assignment (as defined in the Investment Company Act) or in the event of the termination of the Plan or any amendment to the Plan that requires such termination.

(b) Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the parties hereto.

(c) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(d) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of New York, without reference to the conflict of law principles thereof.

(e) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

BlackRock Variable Series Funds covered by this Agreement

BlackRock Capital Appreciation V.I. Fund, Class III

BlackRock Global Allocation V.I. Fund, Class III

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers, all as of the day and the year first above written.

BLACKROCK VARIABLE SERIES FUNDS, INC.

By:	/s/ Brenda Kyle
Name:	Brenda Kyle
Title:	Vice President

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

By:	/s/ Kevin L. Howard
Name:	Kevin L. Howard
Title:	Senior Vice President and General Counsel